

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Michael V. Pappagallo
Chief Operating Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re: Kimco Realty Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-10899**

Dear Mr. Pappagallo:

We have reviewed your response letter filed on May 28, 2010 and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

2. Impairments, pages 94 to 95

1. We note your response to prior comment 3 and request further clarification so that we may evaluate your response and your proposed disclosure enhancements. Please tell us with a significant level of specificity the types of procedures you perform on each of your mortgage loans to determine if the loans are impaired. In your response, please address the minimum frequency that each loan is reviewed for impairment, the specifics of the loan considered (e.g., location, property type, geographic consideration, etc.), procedures related to valuing the mortgage loan collateral and consideration of general market conditions.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant